UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015, the Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2016 and 2015 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 28, 2017. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS

PLAN OF BANK OF MONTREAL/HARRIS

Financial Statements

For the Years Ended December 31, 2016 and 2015

With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 28, 2017

To the Benefits Administration Committee

BMO Harris Bank N.A.

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2016, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Plan Benefits

As of December 31, 2016 and 2015

	2016	2015
ASSETS
Investments at fair value (see Notes 2 and 3)
Registered investment companies	$411,157,300	$452,559,682
Money market funds	2,844,211	1,699,034
Common and collective trusts	1,112,168,845	918,707,213
Common stock – Bank of Montreal	106,747,548	84,098,185

Total investments	1,632,917,904	1,457,064,114

Cash	58,028	–
Notes receivable from participants	25,484,413	25,218,304
Employer contributions receivable	1,881,192	1,784,823
Employee contributions receivable	2,230,225	2,157,561
Other receivables	19,645	–
Accrued interest and dividends receivable	316,264	294,024

Total assets	1,662,907,671	1,486,518,826

LIABILITIES
Accrued administrative expenses	–	105,795

Total liabilities	–	105,795

Net assets available for plan benefits	$1,662,907,671	$1,486,413,031

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2016 and 2015

	2016	2015
ADDITIONS
Contributions
Employer contributions	$58,828,648	$56,217,833
Employee contributions	90,456,792	88,314,483
Employee rollovers	11,541,653	241,293,549

Total contributions	160,827,093	385,825,865

Interest and dividend income	12,341,582	11,475,737
Interest income on notes receivable from participants	813,318	447,031
Net realized and unrealized (depreciation) appreciation in fair value of investments	138,348,438	(51,397,920)

Total additions	312,330,431	346,350,713

DEDUCTIONS
Benefits payments to participants	132,175,442	136,922,783
Deemed distributions	2,456,393	2,059,110
Administrative expenses	1,203,956	1,279,770

Total deductions	135,835,791	140,261,663

Net increase	176,494,640	206,089,050
Net assets available for plan benefits, beginning of year	1,486,413,031	1,280,323,981

Net assets available for plan benefits, end of year	$1,662,907,671	$1,486,413,031

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. (the Plan administrator) and affiliated companies, as well the U.S. employees of the Bank of Montreal and its subsidiaries. BMO Harris Bank N.A. and the Bank of Montreal are referred to collectively as the “Bank,” and the employees covered by the Plan are referred to collectively as the “Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All regular full- and part-time Employees of the Bank, other than temporary or work study employees, are eligible to begin participation in the Plan on their date of hire. Participants are immediately eligible to receive the Bank’s matching contributions, which are made each pay period.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax basis, subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

The Bank makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $265,000 in 2016 and $265,000 in 2015).

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

The first amendment of the Plan, effective January 1, 2016, added automatic enrollment and contribution increase features and a 2% employer non-elective contribution for employees hired on or after April 1, 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All employee and employer contributions are fully vested at all times, except for the employer non-elective contributions, which require participants to attain three years of credited service to be fully vested.

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month. Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Bank of Montreal Stock Fund

The Plan invests in common stock of the Bank through its Bank of Montreal Stock Fund. The Bank of Montreal Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Participants can invest any percentage of their contributions in the Bank of Montreal common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Bank prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by the Bank’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of seven senior officers appointed by the Human Resources Committee of the Bank.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value, using the net asset value practical expedient as provided by the Financial Accounting Standard Board’s (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements; the underlying investments consist primarily of securities that are valued at quoted market prices.

The BMO Employee Benefit Stable Principal Fund invests in fully benefit-responsive contracts. The net asset value of this fund is maintained at $1.00 per unit at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The various levels of the fair value hierarchy are described as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

Level 2:	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by the Bank. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by the Bank.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies	$411,157,300	$–	$–	$411,157,300
Money market funds	–	2,844,211	–	2,844,211

Common stock
Bank of Montreal	106,747,548	–	–	106,747,548

Total assets in the fair value hierarchy	$517,904,848	$2,844,211	$–	520,749,059

Investments measured at net asset value
Common and collective trusts				1,112,168,845

Total investments at fair value				$1,632,917,904

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2015
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies	$452,559,682	$–	$–	$452,559,682
Money market funds	–	1,699,034	–	1,699,034

Common stock
Bank of Montreal	84,098,185	–	–	84,098,185

Total assets in the fair value hierarchy	$536,657,867	$1,699,034	$–	538,356,901

Investments measured at net asset value
Common and collective trusts				918,707,213

Total investments at fair value				$1,457,064,114

There have been no changes in the valuation methodologies used at December 31, 2016 and 2015. There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2016 and 2015.

The Plan’s investments in common and collective trusts, which invest in equities and fixed income securities and guaranteed investment contracts, and a money market fund, calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit and these accounts have not been classified in the fair value hierarchy in accordance with ASC 820-10. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2016 and 2015.

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to make distributions to each participant in accordance with the Plan’s provisions.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 5	INCOME TAX STATUS

On May 2, 2016, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. The Bank, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6	RELATED PARTIES AND PARTIES IN INTEREST

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of the Bank.

NOTE 7	EMPLOYEE ROLLOVER CONTRIBUTIONS

On July 6, 2011, Marshall & Ilsley Corporation (“M&I”) and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of M&I in a stock-for-stock transaction, which was approved by the M&I Board of Directors, the BMO Board of Directors, and the M&I shareholders.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 7	EMPLOYEE ROLLOVER CONTRIBUTIONS (continued)

Per the terms of the merger agreement, the M&I Board of Directors adopted a resolution effective July 5, 2011 to terminate all M&I sponsored 401(k) plans, which included the M&I Retirement Program, the Missouri State Bank & Trust Company Retirement Savings Plan, and the North Star Financial Corporation 401(k) Plan (“Legacy Plans”), and all participants in these plans became 100 percent vested in their account balance. On April 27, 2012, BMO Harris filed Form 5310 with the IRS seeking advance determination on the qualification status of the M&I Retirement Program, effectively seeking approval of the termination. The IRS issued a favorable determination on January 14, 2015. Following the receipt of the IRS determination, all remaining participants of the Legacy Plans received an account closing distribution of their account balances based on their distribution election. Distribution options included a cash payment to the participant, a direct rollover to an IRA or other qualified retirement plan, or an annuity. In addition, active employees of BMO were able to roll over their account balance into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris, including loans and BMO stock.

An aggregate of $234,196,019 from the Legacy Plans was rolled into the Plan during the year ended December 31, 2015, and is included in employee rollover contributions on the statements of changes in net assets available for plan benefits.

SUPPLEMENTARY INFORMATION

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year)

December 31, 2016

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Common and collective trusts
*	BMO Employee Benefit Stable Principal Fund	154,599,607 shares	(a)	$154,599,607
	BlackRock LifePath Index Retirement Non-Lendable Fund F	1,955,040 shares	(a)	23,249,142
	BlackRock LifePath Index 2060 Non-Lendable Fund F	15,963 shares	(a)	172,540
	BlackRock LifePath Index 2055 Non-Lendable Fund F	532,685 shares	(a)	7,581,329
	BlackRock LifePath Index 2050 Non-Lendable Fund F	911,380 shares	(a)	12,816,641
	BlackRock LifePath Index 2045 Non-Lendable Fund F	1,147,534 shares	(a)	15,904,939
	BlackRock LifePath Index 2040 Non-Lendable Fund F	1,293,668 shares	(a)	17,631,786
	BlackRock LifePath Index 2035 Non-Lendable Fund F	1,634,372 shares	(a)	21,881,624
	BlackRock LifePath Index 2030 Non-Lendable Fund F	2,381,888 shares	(a)	31,204,874
	BlackRock LifePath Index 2025 Non-Lendable Fund F	3,527,061 shares	(a)	45,116,400
	BlackRock LifePath Index 2020 Non-Lendable Fund F	2,548,130 shares	(a)	31,676,055
	Waddell & Reed Core Equity CIT	15,676,491 shares	(a)	257,251,225
*	EB DL Non-SL Aggregate Bond Index Fund of The Bank of New York Mellon	106,702 shares	(a)	14,400,490
*	EB DL Non-SL TIPS Index Fund of The Bank of New York Mellon	62,802 shares	(a)	7,680,734
*	EB DL Non-SL ACWI ex-U.S. Fund of The Bank of New York Mellon	100,962 shares	(a)	12,481,974
*	EB DL Non-SL Small Cap Index Fund of The Bank of New York Mellon	315,413 shares	(a)	76,538,205
*	EB DL Non-SL Mid Cap Stock Fund of The Bank of New York Mellon	173,958 shares	(a)	40,396,452
*	EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	921,137 shares	(a)	220,741,248
*	BMO Monegy High Yield Fund	2,666,647 shares	(a)	41,325,409
	T. Rowe Price Emerging Markets Equity Fund	207,100 shares	(a)	79,518,171

				$1,112,168,845

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year) (continued)

December 31, 2016

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered investment companies
	DFA U.S. Small Cap Portfolio	3,920,904 shares	(a)	$132,683,387
	TCW MetWest Market Duration Bond Fund	7,553,941 shares	(a)	74,859,552
	PIMCO All Asset Fund, Institutional Class	889,262 shares	(a)	9,915,273
*	BMO Diversified Income Fund	756,219 shares	(a)	7,184,076
*	BMO Moderate Balanced Fund	1,553,303 shares	(a)	14,569,986
*	BMO Growth Balanced Fund	3,244,250 shares	(a)	28,646,727
*	BMO Aggressive Balanced Fund	3,222,427 shares	(a)	29,614,104
*	BMO Diversified Stock Fund	3,443,001 shares	(a)	30,470,563
	MFS Institutional International Equity Fund	2,734,857 shares	(a)	55,408,206
	Hartford Mid Cap Stock Fund	821,916 shares	(a)	27,805,426

				411,157,300

	Money market funds
*	EB Temporary Investment Fund of The Bank of New York Mellon	2,844,211 shares	(a)	2,844,211

	Common stock
*	Bank of Montreal	1,484,254 shares	(a)	106,747,548

	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 8.25% for 2016	$--	25,484,413

				$1,658,402,317

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(k) SAVINGS PLAN OF
BANK OF MONTREAL/HARRIS

Date: June 28, 2017	/s/ Gary M. Hansen
Mr. Gary M. Hansen
Vice President & Division Manager
BMO Harris Bank N.A., its administrator